

January 21, 2010

Jon S. Ross
Corporate Secretary
Cubic Energy, Inc.
9870 Plano Road
Dallas, Texas 75238

>   **Re: Cubic Energy, Inc.**
>   **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
>   **Filed January 11, 2010**
>   **File Number 1-34144**

Dear Mr. Ross:

We have completed our review of your information statement and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

David R. Earhart
(214) 999-3645